Exhibit 11.1

Statement Regarding Computation of Per Share Earnings

The weighted average computation of 26,610,100 shares outstanding as stated in the accompanying Consolidated Condensed Statement of Operations was computed based on 26,610,100 shares outstanding for the entire period January 1, 2005 through March 31, 2005.

The computation is as follows (in thousands, except per share and shares outstanding):

Numerator:
Net loss	$(83)

Denominator:
Basic weighted-average shares outstanding	26,610,100

Loss per share – basic	$(0.003)

We have not included a diluted earnings per share computation in our accompanying Consolidated Condensed Financial Statements as we do not have positive net income for the fiscal quarter ended March 31, 2005. The effects of potentially dilutive shares would be calculated by assuming that all of the shares issued to MIMUSA on April 19, 2005 (see Note 13 of the accompanying Notes to the Consolidated Condensed Financial Statements) and all of the stock grants issued to our independent directors on December 21, 2004 had been fully converted to shares as of January 1, 2005.

Our computation of potentially dilutive shares is as follows:

Basic weighted-average shares outstanding	26,610,100
Dilutive effect of shares issued to MIMUSA	433,001
Dilutive effect of stock grants	7,644

Diluted weighted-average shares outstanding	27,050,745